Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

September 22, 2016

FILED VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549
Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037

Dear Ms. Larkin:

This correspondence is being filed in response to your September 16, 2016 oral comments regarding the preliminary proxy solicitation materials filed by the Trust on Tuesday, September 6, 2016 on Schedule 14A (the “PRE 14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF 14A”).  The DEF 14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF 14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF 14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;
2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;
3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

U. S. Securities and Exchange Commission
September 22, 2016

2.	Please correct the word “my” in the shareholder letter to use lowercase.

Response: the Trust has updated the word accordingly.

3.	Regarding the Investment Advisory Agreement and the Operating Expenses Limitation Agreement referenced on page 4 of the Proxy Statement, please state supplementally whether the Adviser will be able to recoup existing management fees waived or other Fund expenses paid under the new Agreements.

Response:  The Trust responds supplementally by stating that the Adviser may recoup any management fees it has waived or other fund expenses it has paid into the Funds to date under the new Agreements.  Such amounts are recorded in the Funds’ books and records and understood by the Trust to be available to be recouped by the Adviser during the next three fiscal years, subject to the Board’s approval.

4.	Please ensure that the correct ownership percentage amount for Geeta B. Aiyer is reflected consistently throughout the Proxy Statement.

Response:  The Trust responds by confirming the correct ownership percentage for Geeta B. Aiyer has been reflected throughout the Proxy Statement.

5.	On page 7 of the Proxy Statement, with respect to the Limitation on Liability and Indemnification paragraph, in the first sentence please consider changing the period after the word “agreement” to a comma to ensure that the sentence is complete.

Response:  The Trust responds by making the suggested correction.

6.	On page 8 of the Proxy Statement, with respect to the second paragraph, please consider providing an additional explanation regarding the Board’s conclusion to renew the investment advisory agreement in light of the Fund’s underperformance.

Response:  The Trust has revised the referenced sentence as follows and notes that the conclusion of the Board’s determination is noted approximately eight paragraphs further below on page 9 of the Proxy Statement:

The Board also considered the performance of the Fund against a broad-based securities market benchmark, noting the Fund had slightly underperformed its benchmark, but performed in line with its peer group, for the one-year and three-year periods ended March 31, 2016.

7.	With respect to the third paragraph on page 8 of the Proxy Statement, pursuant to Schedule 14A, Item 22c.11.i., please indicate “whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients.”

Response:  The Trust responds supplementally by stating that the Board did consider the services rendered and the fees paid under other investment advisory contracts of the same and other investment advisers with other investment companies and other types of clients.  Accordingly, the referenced paragraph on page 8 currently states that:

U. S. Securities and Exchange Commission
September 22, 2016

In considering the advisory fee and total fees and expenses of each Fund, the Board reviewed comparisons to the peer funds and similarly managed separate accounts for other types of clients advised by the Adviser, as well as all expense waivers and reimbursements.  When reviewing fees charged to other similarly managed accounts, the Board took into consideration the type of account and the differences in the management of that account that might be germane to the difference, if any, in the fees charged to such accounts.  The Trustees noted that the fees charged to each Fund differed from the fees charged by the Adviser to its similarly managed separate account clients due to a number of factors.

The Trust believes that the considerations and disclosure adequately meet the requirements of Schedule 14A.

8.	Pursuant to Item 4(a)(3) of Schedule 14A, please include the cost or anticipated cost of the proxy solicitation on page 11 of the Proxy Statement.

Response:  The Trust responds by including the requested information.

9.	Please include a specimen of the Proxy Card in the next filing.

Response:  The Trust responds by confirming it has included a specimen of the Proxy Card with this filing.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust